Exhibit 12.1

M/I Homes, Inc.

Statement of Computation of Ratio of Earnings to Fixed Charges and

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended		Fiscal Year Ended December 31,
(Dollars in Thousands)	2016	2015	2015	2014	2013	2012	2011
Earnings:
Income (loss) from continuing operations before income taxes	$58,108	$64,075	$86,929	$69,736	$41,335	$12,759	($33,902)

Add:
(Income) loss of unconsolidated joint ventures	(413)	(248)	(498)	(347)	(322)	12	23
Fixed charges from below	28,385	26,895	38,068	33,157	30,985	27,389	26,062
Interest amortized to cost of sales	13,138	11,637	16,966	16,443	15,175	13,468	10,949

Less:
Interest capitalized	(13,392)	(13,466)	(18,410)	(17,937)	(13,601)	(9,975)	(9,743)

Total earnings (loss) (a)	$85,826	$88,893	$123,055	$101,052	$73,572	$43,653	($6,611)

Fixed Charges:
Interest incurred (a)	$24,000	$22,946	$32,625	$28,181	$26,201	$23,462	$22,287
Amortization of debt costs	2,552	2,390	3,306	3,121	3,338	2,584	2,461
Rental expense interest factor	1,833	1,559	2,137	1,855	1,446	1,343	1,314

Total fixed charges	$28,385	$26,895	$38,068	$33,157	$30,985	$27,389	$26,062

Ratio of earnings to fixed charges	3.02	3.31	3.23	3.05	2.37	1.59	—

Coverage deficiency	—	—	—	—	—	—	$32,673

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Dollars in Thousands)	2016	2015	2015	2014	2013	2012	2011
Total earnings (loss)- from above	$85,826	$88,893	$123,055	$101,052	$73,572	$43,653	($6,611)

Total fixed charges- from above	28,385	26,895	38,068	33,157	30,985	27,389	26,062
Preferred stock dividends (adjusted to pretax dollars)	5,894	6,086	8,186	6,694	3,656	0	0

Combined fixed charges and preferred stock dividends	$34,279	$32,981	$46,255	$39,851	$34,641	$27,389	$26,062

Ratio of earnings to combined fixed charges and preferred stock dividends	2.50	2.70	2.66	2.54	2.12	1.59	—

Coverage deficiency	—	—	—	—	—	—	$32,673

(a)	The Company records interest accrued on certain tax positions in income tax (benefit) provision. Interest included in “fixed charges” is only interest on third party indebtedness, and interest expense accrued on uncertain tax positions is excluded from the calculation of “earnings”.

The ratio of earnings to fixed charges is determined by dividing earnings by fixed charges. Earnings consist of (loss) income from continuing operations before income taxes, loss (income) of unconsolidated joint ventures, fixed charges, interest amortized to cost of sales, excluding capitalized interest. Fixed charges consist of interest incurred, amortization of debt costs and that portion of operating lease rental expense (33%) deemed to be representative of interest. The ratio of earnings to combined fixed charges and preferred stock dividends is determined by dividing earnings by combined fixed charges and preferred stock dividends. Preferred stock dividends represent preferred stock dividends multiplied by the ratio which pre-tax income from continuing operations bears to income from continuing operations.